Filed by TheRas, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Helix Acquisition Corp. II

Commission File No. 001-41955

BBOT Appoints Industry Veteran Uneek Mehra as Chief Financial Officer

Seasoned financial executive brings decades of strategic leadership and financial acumen across biotech and global healthcare to BBOT’s executive team

SOUTH SAN FRANCISCO, Calif., July 21, 2025 — TheRas, Inc. d/b/a BBOT, a clinical-stage biopharmaceutical company focused on RAS-pathway malignancies, today announced the appointment of Uneek Mehra as Chief Financial Officer. Mr. Mehra brings more than 28 years of global financial and business leadership experience across the biotechnology and pharmaceutical industries.

“We are thrilled to welcome Uneek to BBOT,” said Eli Wallace, PhD, Chief Executive Officer of BBOT. “His proven track record of driving financial strategy, building high-impact partnerships, and supporting the growth of innovative biotech companies will be instrumental as we continue to advance our promising oncology pipeline, and scale our operations.”

Mr. Mehra most recently served as Chief Financial & Business Officer at 4D Molecular Therapeutics (4DMT) where he led a successful $325M financing as well as capital allocation efforts to ensure funding for two large Phase 3 programs. Prior to that, he was the Chief Financial and Business Officer at Myovant Sciences Ltd., a public biopharma company, where he successfully built partnerships, and enabled significant commercial growth for its Oncology and Women’s Health products. He also led Myovant Sciences’ acquisition by Sumitomo Pharma. His earlier leadership roles include Chief Financial Officer at PACT Pharma and Proteus Digital Health as well as 13 years at Novartis, where he led strategic capital allocation and drove commercial financial performance for multi-billion-dollar businesses. He began his career in senior finance roles at IBM and Citibank before moving into healthcare.

“I am excited to join BBOT at such a pivotal time in its growth,” said Mr. Mehra. “The company’s commitment to advancing precision oncology therapeutics, especially the goal of realizing the full potential of simultaneous MAPK and PI3Kα inhibition, is deeply inspiring, and I look forward to contributing to its mission of delivering transformative treatments to patients.”

Mr. Mehra holds an MBA in Strategy and Leadership from the International Institute for Management Development (IMD) in Lausanne, Switzerland, a Master of Management Studies (MMS) in Finance from the University of Mumbai, and a Bachelor of Engineering in Electronics from the Birla Institute of Technology and Science (BITS), Pilani, India.

About BBOT

BBOT is a clinical-stage biopharmaceutical company advancing a next-generation pipeline of novel small molecule therapeutics targeting RAS and PI3Kα malignancies. BBOT has the goal of improving outcomes for patients with cancers driven by the two most prevalent oncogenes in human tumors. For more information, visit www.bbotx.com.

Additional Information and Where to Find It

As previously disclosed, Helix Acquisition Corp. II (“Helix”), BBOT and Helix II Merger Sub., a Delaware corporation and wholly-owned subsidiary of Helix (“Merger Sub”), entered into a definitive business combination agreement, dated as of February 28, 2025 (as amended by Amendment No. 1 to the Business Combination Agreement, dated as of June 17, 2025, as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the parties thereto will consummate the Business Combination. Upon closing of the transaction, the company will be renamed “BridgeBio Oncology Therapeutics, Inc.” (“PubCo”). The Business Combination will be submitted to shareholders of Helix for their consideration. The Registration Statement, which was declared effective by the SEC on July 10, 2025, includes a proxy statement/prospectus that is both the proxy statement of Helix and a prospectus of PubCo relating to the shares to be issued in connection with the Business Combination (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus will be mailed to Helix’s shareholders of record as of June 30, 2025, the record date established for voting on the Business Combination. Helix, BBOT and/or PubCo may also file other relevant documents regarding the Business Combination with the SEC. This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting or investment decision, Helix’s shareholders and other interested persons are urged to read the Proxy Statement/Prospectus and other documents filed in connection with the Business Combination, because these documents will contain important information about Helix, BBOT, PubCo and the Business Combination. Shareholders will also be able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Helix Acquisition Corp. II, c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

Participants in the Solicitation

Helix, BBOT, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Helix’s shareholders in respect of the Business Combination and the other matters set forth in the Registration Statement. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of Helix’s and BBOT’s securities are contained in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus may be obtained free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Helix Acquisition Corp. II, c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BBOT’s and Helix’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of BBOT and Helix. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the business combination or consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the business combination, or the risk that the approval of the shareholders of Helix or any other condition to closing is not obtained; failure to realize the anticipated benefits of the business combination; risks relating to any legal proceedings that may be instituted against Helix, the combined company or others following the announcement of the business combination, risks relating to the uncertainty of the projected financial information with respect to BBOT and the combined company; risks related to the approval of BBOT’s product candidates and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; global economic and political conditions; the effects of competition on BBOT’s future business; the amount of redemption requests made by Helix’s public shareholders; and those factors discussed in documents Helix has filed or will file with the SEC. Additional risks related to BBOT’s business include, but are not limited to: uncertainty regarding outcomes of BBOT’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidates; risks associated with BBOT’s efforts to commercialize its product candidates; BBOT’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on BBOT’s business; intellectual property-related claims; BBOT’s ability to attract and retain qualified personnel; and BBOT’s ability to source the raw materials for its product candidates.

If any of these risks materialize or Helix’s or BBOT’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Helix or BBOT presently know or that Helix and BBOT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Helix’s and BBOT’s expectations, plans, or forecasts of future events and views as of the date of this press release and are qualified in their entirety by reference to the cautionary statements herein. Helix and BBOT anticipate that subsequent events and developments will cause Helix’s and BBOT’s assessments to change. These forward-looking statements should not be relied upon as representing Helix’s and BBOT’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Helix, BBOT, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination, or an offer to sell, or the solicitation of an offer to buy, any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination contemplated hereby or determined that this press release is truthful or complete. Any representation to the contrary is a criminal offense.

BBOT Contact:

Idan Elmelech

Senior Vice President, Strategy & Business Development

Contact@BBOTx.com

(650) 405-7021

Media Contact:

Jake Robison

Inizio Evoke Comms

Jake.robison@inizioevoke.com

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